Exhibit 99.1

TeliaSonera: Invitation to TeliaSonera's Press and Analyst Conference for the Year-end Report 2006 on February 13 2007

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 7, 2007--Teliasonera Date: Tuesday, February 13, 2007 Time: 10:00 (CET) Place: TeliaSonera's Head Office, Sturegatan 1, Stockholm

Mr Anders Igel, President and Chief Executive Officer of TeliaSonera and Mr Kim Ignatius, Executive Vice President and Chief Financial Officer of TeliaSonera will present the Year-end Report 2006.

Press identification card or similar is required to attend the press conference.

The press conference will be held in English and will be broadcasted live over the Internet at www.teliasonera.com/ir.

Listen in and attend the press conference live over the phone You can also listen to the conference live over the phone and attend the Q&A session via a conference call.

Please note that there might be a time lag of up to 30 seconds between the Internet broadcast and the conference call if you are simultaneously watching and calling in to the press conference.

Dial-in information To ensure that you are connected to the conference call, please dial in a few minutes before the start of the press conference to register your attendance.

Dial-in number: +44 (0) 20 7162 00 25 Participants should quote: TeliaSonera

You can also listen to the conference live on our web site:

Replay number until Feb 20, 2007: +44 (0) 20 7031 40 64 Access code: 737373

See also the separate invitation to the Analyst Conference Call at 14:00 (CET) the same day.

http://wpy.observer.se/wpyfs/00/00/00/00/00/09/31/11/wkr0001.pdf

This information was brought to you by Waymaker
http://www.waymaker.net

CONTACT: TeliaSonera
Press Office, +46-(0)8-713 58 30 or
Investor Relations +46-(0)8-504 550 00